ALTIMA RESOURCES LTD.
Suite 303 – 595 Howe Street
Vancouver, British Columbia
V6C 2T5

AUGUST   29th, 2009

Unbridled Energy Corporation
Suite 301 – 2100 Georgetown Drive
Sewickley, PA. 15143

Attention:

J. Michael Scureman

Chief Financial Officer

Dear Sirs:

We are writing this letter to confirm our agreement for the combination of the businesses of Altima Resources Ltd. ("ARH") and Unbridled Energy Corporation ("UNE") by way of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) (the "Act"), subject to applicable shareholder and regulatory approval.

The terms of our agreement are as follows:

1.

ARH and UNE will negotiate in good faith for the purpose of entering into a more detailed arrangement agreement (the "Arrangement Agreement") containing the terms of the Arrangement set out herein.  Notwithstanding the foregoing and for certainty, this Agreement is a binding Agreement between the parties.

2.

The following steps will take place under the Arrangement:

(a)

ARH will acquire all of the outstanding shares of UNE in exchange for ARH shares on the basis of one ARH share for each one UNE share held, it being understood and agreed by both UNE and ARH that such share exchange ratio has been settled between them based on the financial and other business circumstances of each party hereto taking into account any and all debts and other obligations of each of them as set out in their public disclosures filed on SEDAR or as otherwise disclosed in this Agreement.

(b)

ARH will issue options, warrants and other convertible securities to holders of all of UNE's outstanding options, warrants or other convertible securities, respectively, that provide for rights to acquire shares of ARH comparable to those previously held to acquire shares of UNE, the number of shares and the exercise price of such UNE securities to be adjusted proportionately to reflect the exchange ratio described above and the consolidation described above, and all existing options, warrants or other convertible securities of UNE will be cancelled.

(c)

ARH will change its name to such other name acceptable to ARH, UNE and the regulatory authorities.

(d)

ARH and UNE will complete a vertical short form amalgamation in which all of the assets and liabilities of UNE will become assets and liabilities of ARH.

ARH and UNE agree that the foregoing structure may be substituted for one that achieves the same result but is preferable to the shareholders of both ARH and UNE due to different tax or other regulatory consequences based on legal or tax advice received subsequent to the date hereof.

3.

ARH hereby represents and warrants to UNE that:

(a)

it has 69,346,933 common shares issued and outstanding, and 21,644,615 common shares issuable on exercise of all outstanding options and warrants of ARH;

(b)

except for the publicly disclosed ongoing litigation between UNE and ARH, there are no bankruptcy, litigation, winding-up or similar proceeding pending or in progress against ARH, or to the knowledge of ARH, threatened against ARH before any court, regulatory or administrative agency or tribunal;

(c)

ARH has the legal authority to enter into this Agreement subject to the terms and conditions set out herein; and

(d)

the ARH shares to be issued pursuant to the proposed Arrangement will not be subject to any re-sale restrictions (except for those applicable to control persons).

4.

UNE hereby represents and warrants to ARH that:

(a)

it has 69,933,618 common shares issued and outstanding, and 13,950,053 common shares issuable on exercise of all outstanding options and warrants of UNE;

(b)

except for the publicly disclosed ongoing litigation between UNE and ARH, and the notice of default issued to UNE by The Huntington National Bank, there are no bankruptcy, litigation, winding-up or similar proceeding pending or in progress against UNE, or to the knowledge of UNE, threatened against UNE before any court, regulatory or administrative agency or tribunal; and

(c)

UNE has the legal authority to enter into this Agreement subject to the terms and conditions set out herein.

5.

ARH and UNE covenant and agree to use all reasonable commercial efforts to obtain as soon as practicable all regulatory, creditor and court orders and approvals, including shareholder approvals, that are required in connection with the Arrangement.

6.

The Arrangement Agreement will include terms and conditions which are customary for such transactions and any other terms which may be required by the applicable regulatory authorities and, amongst other things, include:

(a)

rights of dissent for the UNE shareholders and the ARH shareholders;

(b)

shareholder approval of the Arrangement by shareholders of UNE and ARH by special resolution under the Act and the requirements of the TSX Venture Exchange (the "Exchange");

(c)

Exchange and all other applicable regulatory, creditor and court approvals and orders; and

(d)

comprehensive representations and warranties from each of ARH and UNE.

7.

In addition to the other terms and conditions to be set out in the Arrangement Agreement, UNE’s obligation to complete the Arrangement will be subject to the following conditions precedent:

(a)

receipt by the Board of Directors of UNE of a fairness opinion prepared by a suitably qualified independent financial advisor acceptable to both UNE and ARH, acting reasonably, which concludes that the ratio of the exchange of UNE shares for ARH shares is fair to the UNE shareholders from a financial point of view, which fairness opinion is acceptable to the Exchange for the purposes of obtaining Exchange approval to the Arrangement;

(b)

the Board of Directors of UNE approving the Arrangement Agreement;

(c)

ARH shall not dispose of an interest in any of its properties or otherwise enter into any material transaction with, or incur any material liability to, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in this Agreement, without the consent of UNE thereto, such consent not to be unreasonably withheld;

(d)

ARH shall complete the anticipated equity funding a minimum of $1,600,000 maximum $3,200,000 at an anticipated price of $0.08 per unit prior to the completion of the Arrangement;

(e)

there shall have been no adverse material change in the affairs of ARH; and

(f)

there shall be no order or ruling of any regulatory body suspending or ceasing trading in the securities of UNE or ARH  prior to the closing of the proposed Arrangement.

8.

In addition to the other terms and conditions to be set out in the Arrangement Agreement, ARH's obligation to complete the Arrangement will be subject to the following conditions precedent:

(a)

receipt by the Board of Directors of ARH of a fairness opinion prepared by a suitably qualified independent financial advisor acceptable to both ARH and UNE, acting reasonably, which concludes that the ratio of the exchange of UNE shares for ARH shares is fair to the ARH shareholders from a financial point of view, which fairness opinion is acceptable to the Exchange for the purposes of obtaining Exchange approval to the Arrangement;

(b)

the Board of Directors of ARH approving the Arrangement Agreement;

(c)

excluding the disposition of all of UNE's non-Alberta assets which are to be disposed of for a minimum of $1,000,000 prior to the completion of the Arrangement, UNE shall not dispose of an interest in any of its properties or otherwise enter into any material transaction with, or incur any material liability to, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in this Agreement, without the consent of ARH thereto, such consent not to be unreasonably withheld;

(d)

ARH shall complete the anticipated equity funding a minimum of $1,600,000 maximum $3,200,000 @ an anticipated price of $0.08 per unit prior to the completion of the Arrangement;

(e)

UNE shall have resolved its indebtedness to The Huntington National Bank to the satisfaction of ARH and UNE, each acting reasonably and in good faith, by October 15, 2009, provided that in no circumstances will ARH either alone or together with others with whom it is acting jointly or in concert, use the fact that it might have direct or indirect control over that debt (or a successor obligation) to disadvantage UNE or its shareholders or to alter the contemplated one-for-one exchange of shares between ARH and UNE;

(f)

there shall have been no adverse material change in the affairs of UNE; and

(g)

there shall be no order or ruling of any regulatory body suspending or ceasing trading in the securities of UNE or ARH  prior to the closing of the proposed Arrangement.

9.

Nothing contained in this Agreement shall prevent the Board of Directors of either ARH or UNE from considering, negotiating, approving and recommending to its shareholders an unsolicited bona fide proposal regarding any merger, amalgamation, arrangement, take-over bid, sale of substantial assets, sale of treasury shares or similar transaction involving the relevant company or any of its subsidiaries if its Board of Directors:

(a)

receives a written opinion of its financial advisor that such unsolicited bona fide proposal would be, if consummated, superior to the Arrangement to the shareholders of the relevant company from a financial point of view; and

(b)

determines that such unsolicited bona fide proposal would, if consummated in accordance with its terms, result in a transaction of greater value to its shareholders than the Arrangement.

(any such transaction being a “Superior Proposal”)

10.

In the event of a Superior Proposal:

(a)

UNE will give notice to ARH of the material terms of the proposed Superior Proposal and ARH will have the right to match those terms, provided it must do so in a timely manner;

(b)

UNE will be permitted to provide information to the proponents of the Superior Proposal and their professional advisors and representatives subject to UNE entering into a confidentiality agreement with such third parties; and

(c)

in the event a Superior Proposal is accepted by UNE and recommended by its Board of Directors, UNE will be permitted to terminate its obligations under this Agreement upon payment to ARH of a break fee of $125,000, it being agreed between ARH and UNE that such break fee represents a reasonable estimate of the costs and expenses of ARH in such circumstances.

11.

Subject to Sections 9 and 10, each of ARH and UNE agree that from the date hereof until completion of the Arrangement or termination of this Agreement they will:

(a)

operate their businesses in the ordinary course other then the issues contemplated and disclosed elsewhere in this agreement;

(b)

not alter its authorized capital, nor issue (other than on exercise of presently outstanding options and warrants) nor reach any agreement or understanding with any other party to issue any securities without the prior written consent of the other party to this Agreement, such consent not to be unreasonably withheld; and

(c)

not, directly or indirectly, solicit, initiate, assist, facilitate, promote or knowingly encourage the initiation of proposals or offers from, entertain or enter into negotiations with, any person other than the other party hereto, with respect to any amalgamation, merger, consolidation, arrangement, restructuring, sale of any material assets or part thereof of it, unless such action is necessary to carry on the business of the relevant company in the ordinary course or required as a result of the duties of the Directors and officers of the relevant company.

12.

ARH and UNE agree that the Board of Directors of ARH will be changed under the Arrangement such that after the Arrangement it will comprise five Directors, the specific Directors to be agreed upon by ARH and UNE acting reasonably, provided that at least two of the directors of ARH will be individuals who are presently directors or senior officers of UNE (assuming that such persons will consent to serve and are acceptable to the TSX Venture Exchange).

13.

If the Arrangement has not been completed on or before December 31, 2009, this Agreement shall terminate unless extended by the mutual agreement of the parties hereto.

14.

Each of ARH and UNE will share their collective costs in connection with the Arrangement equally (i.e. each pay 50% of the aggregate of both parties' costs), with a proviso that in the event the Arrangement does not complete both parties will be responsible for their own costs.

15.

The terms of the existing Confidentiality Agreement between UNE and ARH accepted and agreed to by UNE and ARH on August 11, 2009 (the “CA”) will, except as modified by this Agreement, continue in effect and all information, data, documents, records and other disclosures made by one party hereto to the other in connection with this Agreement and the Arrangement will be subject to the same terms and conditions as those applicable to Evaluation Materials (as such term is defined in the CA) under the CA.

16.

As each of UNE and ARH are reporting issuers in one or more of the provinces and territories of Canada, and their common shares are each listed on the TSX Venture Exchange, timely public disclosure of this Agreement and matters relating to the proposed Arrangement is required, but no such public announcement will be made by either of them without the prior approval of the other, which approval will not be unreasonably withheld or delayed.  Upon execution of this Agreement by both parties, ARH will prepare and subject to UNE’s review and consent, not to be unreasonably withheld, issue a joint news release with respect to their intention to proceed with the Arrangement.  Notwithstanding the foregoing, both parties have independent disclosure obligations under the listing agreements and the Canadian provincial and territorial securities laws to which they are subject.  Therefore, after consultation with the other party hereto, either party hereto may make such disclosure as its legal counsel advises is required by applicable law or the rules and policies of the stock exchange on which the party’s shares are listed.

17.

Except as expressly provided for herein, this Agreement embodies the complete understanding between the parties hereto with respect to the subject matter hereof and supersedes all previous and contemporaneous agreements between the parties hereto (whether written or oral) relating to the subject matter hereof. This Agreement will enure to the benefit of the parties hereto and their successors and permitted assigns. Any assignment of this Agreement by any party without the prior written consent of any other party hereto will be void. No amendment to or modification of this Agreement will be binding upon any party without the prior written consent of the other party hereto.

18.

This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

If you are in agreement with the foregoing, please sign and return one of the enclosed copies of this letter to ARH.

Yours truly,

Altima Resources Ltd.

Per:

Rick Switzer,

President

We confirm our agreement to the foregoing this ____ day of August , 2009. Unbridled Energy Corporation Per: _______________________ J. Michael Scureman Chief Financial Officer